

September 10, 2010

Joshua A. Griffin
President and Chief Executive Officer
Network Dealer Services Holding Corp.
1725 East 1450 South, Suite 340
Clearfield, Utah 84015

>   **Re: Network Dealer Services Holding Corp.**
>   **Amendment No. 2 to Form 10-12G**
>   **Filed August 25, 2010**
>   **File No. 000-53984**

Dear Mr. Griffin:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2. Financial Information, page 15

1. Effective August 13, 2010, the age of the financial statements does not satisfy the requirements of Rule 8-08 of Regulation S-X. When you file your next amendment, the financial statements included in your registration statement must be updated to comply with this Rule.

2. We note your response to comment 1 in our letter dated July 29, 2010 and your added disclosure regarding your estimated additional revenues and commissions resulting in total new anticipated estimated revenues of $25,200 per month beginning in August 2010. If you do not have appropriate support for these statements, please delete this language and your statements that you will have overall year-to-date profits for the year 2010, which should result in your no longer being considered at risk as a going

concern. Alternatively, please describe in greater detail the basis for these assertions, including whether you have received this monthly revenue in August 2010 and disclose in greater detail how many secured agency agreements you have entered into and the terms of those agreements. We may have further comments after we review your response. Please amend your Form 10-Q for the quarterly period ended June 30, 2010 to make similar revisions.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 26

Transactions with Related Persons, page 26

Shareholder (or Members) and Related Party Advances, page 26

3. Please update the information in this section for the quarterly period ended June 30, 2010.

4. We note your response to comment 3 in our letter dated July 29, 2010. Please insure that all material information from the response is disclosed. For example, we do not see disclosure of the information from the fourth paragraph of the response regarding business purposes of the loans and advances.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me, at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Leonard Burningham, Esq.
    Via facsimile (801) 355-7126